UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

MATERIAL EVENT

CPFL Energia S.A. (“CPFL Energia”), a Brazilian holding company that, through its subsidiaries, generates, distributes and commercializes electricity in Brazil, informs its shareholders and the market of a proposal to transform its generation subsidiary, CPFL Geração de Energia S.A. (“CPFL Geração”), into a wholly-owned subsidiary of CPFL Energia, by incorporating all of the stock issued by CPFL Geração into the equity of CPFL Energia (the “Incorporation of Shares”) pursuant to Article 252 of Law 6,404/76 (“Joint-Stock Companies Act”). The incorporation of stock will be conducted pursuant to the terms and conditions established in the “Private Protocol and Justification Instrument for the Incorporation of Shares of CPFL Geração de Energia S.A. by CPFL Energia S.A.,” entered into by management of both companies on May 19, 2005 (the “Protocol and Justification for the Incorporation of Shares”).

With respect to the Incorporation of Shares, the following matters are noteworthy:

1.

Justifications for the Incorporation of Shares: The purpose of the Incorporation of Shares is: (i) to align the interests of all shareholders of both companies, by adding all the shares of CPFL Geração to the capital of CPFL Energia while maintaining the legal personhood and management autonomy and freedom of contract of CPFL Geração; (ii) to increase the free float of CPFL Energia; (iii) to increase the shareholder base of CPFL Energia; and (iv) to reduce the number of companies in the CPFL Energia Group with stock traded on the São Paulo Stock Exchange (“BOVESPA”), thereby concentrating liquidity in the stock of CPFL Energia.

2.

Benefits to New Shareholders: In light of CPFL Energia’s participation in BOVESPA’s Novo Mercado and the United States market (NYSE – New York Stock Exchange), the Incorporation of Shares shall have benefits for the non-controlling shareholders of CPFL Geração, inasmuch as they will become owners of stock issued by CPFL Energia, which grants rights and benefits, which are currently not granted to the stock of CPFL Geração. In particular, CPFL Geração shareholders will benefit from shares with greater liquidity than CPFL Geração shares. For further details on the rights and benefits, please refer to item 10.

3.

Transformation of CPFL Geração into a fully-owned subsidiary of CPFL Energia: The Incorporation of Shares involves the transfer of all common and preferred stock (all uncertified and without par value) issued by CPFL Geração and owned by the non-controlling shareholders, to the equity of CPFL Energia, through an increase in capital. The result will be the transformation of CPFL Geração into a fully-owned subsidiary of CPFL Energia. The new common stock of CPFL Energia, to be issued as a result of the aforementioned increase in capital, shall be delivered to the current non-controlling shareholders of CPFL Geração, pursuant to the criteria below.

4.	Costs. The estimated costs of the transaction are R$1,300,000.00 (one million three hundred thousand reais), including publication, audit, valuation, consultant and attorneys’ expenses.

5.	Approval of the Incorporation of Shares: The Incorporation of Shares shall be submitted for the approval of the Special General Meetings of CPFL Energia and CPFL Geração on June 20, 2005.

6.

Valuation of the Companies at their Economic Value: In order to obtain a fair and adequate parameter for the valuation of the net equity of CPFL Geração and CPFL Energia, and consequently the establishment of the share exchange ratio, the management of the aforementioned companies hired Banco Pactual S.A., with a registered address in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo 501, 6th Floor, registered in the CNPJ/MF under No. 30.306.294/0001-45 (“Banco Pactual”), which prepared the valuation reports on the companies’ economic values, using the discounted cash flow method at April 30, 2005 (“Economic Value Reports”).

Pursuant to the Economic Value Reports, the following amounts were determined: economic value of CPFL Energia’s net equity – R$ 10,577,711,481.00, and the economic value of CPFL Geração’s net equity – R$ 2,957,414,604.00.

Pursuant to these valuations, the exchange ratio is the following: each block of 1,622.18675267406 of CPFL Geração’s common or preferred shares corresponds to 1 (one) new common share issued by CPFL Energia.

7.

Valuation of the Companies’ Equity at Market Prices: Under the terms of Art. 264 of the Joint-Stock Companies Act, and in order to allow the non-controlling shareholders of CPFL Geração to compare the share exchange ratios, the management of CPFL Energia and CPFL Geração hired Banco Pactual to value the net equity of the two companies involved in the transaction, based on the valuations of fixed assets prepared by Claudio Bianchessi & Associados Auditores S.A., with registered address in the City of São Paulo, State of São Paulo, at Rua Roque Petrella 220/240, registered in the CNPJ/MF under no. 01.252.437/0001-85, and in the CRC under no. 2SP019128/O-2. The aforementioned valuations were undertaken pursuant to the same criteria and at the same date, at market prices (“Market Price Reports”).

Pursuant to the Market Price Reports, the following values were determined: value of net equity at market prices of CPFL Energia – R$ 6,621,791,517.00, and valuation of net equity at market prices of CPFL Geração – negative R$ 295,578,459.00. Inasmuch as the value of CPFL Geração’s net equity at market prices is negative, the respective exchange ratio based on this criterion is likewise negative.

8.

Exchange Ratio of Common and Preferred Stock of CPFL Geração: Inasmuch as CPFL Energia’s capital is comprised exclusively of common stock, uncertificated and with no par value, as a result of the Incorporation of Shares only uncertificated common stock with no par value issued by CPFL Energia shall be allocated to shareholders of CPFL Geração. In view of the fact that the share exchange ratio based on the Economic Value Reports, pursuant to item 6 above, was more beneficial to the non-controlling shareholders of CPFL Geração, the management of CPFL Energia and CPFL Geração decided to establish the exchange ratios of CPFL Geração stock for CPFL Energia stock by using the Banco Pactual in the Economic Value Reports, and they therefore adopted the following exchange ratio: the non-controlling shareholders of CPFL Geração will receive in exchange for each block of 1,622 (one thousand six hundred twenty-two) common or preferred shares to be incorporated, 1 (one) new common share to be issued by CPFL Energia.

9.	Equitable Nature of the Transaction: Based on the valuation reports presented, the proposed Incorporation of Shares transaction described herein is deemed equitable.

10.

Political and Equity Benefits of CPFL Geração’s Shareholders before and after the Incorporation of Shares:

Below is a chart comparing the political and equity benefits of the shareholders of CPFL Geração before and after the Share Incorporation Transaction:

Before Incorporation of Shares	After Incorporation of Shares
The stock issued by CPFL Geração grants its owners the following rights:	The stock issued by CPFL Energia, as a result of the Incorporation of Shares, will grant its owners the following rights:
(i) each common share gives the holder the right to one vote in General Meetings;	(i) each common share gives the holder the right to one vote in General Meetings;

(ii) under the terms of Article 30 of CPFL Geração’s Corporate Bylaws, a right to receive a mandatory dividend of at least 25% of the net profit for the fiscal year, adjusted pursuant to Article 202 of the Joint-Stock Companies Act, pursuant to the provisions of the paragraph of Article 6th of the Corporate Bylaws.

(ii) under the terms of Article 30 of CPFL Energia’s Corporate Bylaws, a right to receive a mandatory dividend of at least 25% of the net profit for the fiscal year, adjusted pursuant to Article 202 of the Joint-Stock Companies Act, pursuant to the provisions of the paragraph of Article 6th of the Corporate Bylaws.

(iii) preferred shares are guarantied the following benefits: (i) priority in reimbursement of capital, up to the amount the shares represent in the capital stock, in case of liquidation of the company; and (ii) a right to dividends 10% (ten percent) greater than those paid to common stock.

(iii) receipt of dividends or any other monetary gains, pursuant to the Corporate Bylaws of CPFL Energia, in accordance with the holder’s respective interest in CPFL Energia’s capital stock, under equal conditions with currently existing shares, which will be distributed after the date of the Incorporation of Shares.

Beyond the benefits cited above, below we highlight the following additional rights and benefits which the shareholders of CPFL Geração will have a right to as a result of the Incorporation of Shares:

(i)

“Tag Along”: any future transfer of control will give rise to a public offering by the acquirer to purchase the stock of non-controlling shareholders, with treatment equal to that given to the transferring control block;

(ii)

Offer to repurchase at the economic value in case of leaving the Novo Mercado: if a decision is made by CPFL Energia to leave BOVESPA’s Novo Mercado, a public offering to purchase stock will be held, calculated based on the economic value of the stock issued by CPFL Energia;

(iii)

Offer to repurchase at the economic value in case of cancellation of the Open Company registration: any future cancellation of CPFL Energia’s registration will be proceeded by a public offering to purchase stock and shall have as its minimum price the value of CPFL Energia and its stock which is determined in an economic value valuation report;

(iv)

Disclosure of Transactions with Related Parties: CPFL Energia discloses full information on each and every contract entered into with its controlled and affiliated company/ies, managers, its controlling shareholder, and also among CPFL Energia and companies controlled or affiliated with its management and the controlling shareholder, as well as with other companies which with any of those persons form part of a de facto or ipso jure group, provided that an amount greater than or equal to 1% (one percent) of CPFL Energia’s net equity is implicated in a single contract or successive contracts, with or without the same purpose, in any one-year period.

(v)	CPFL Energia financial reports prepared pursuant to American accounting standards (US GAAP): these are reported in the English language, accompanied by the management report and explanatory notes;

(vi)	Meetings with the Market: there is a commitment to hold, at least once per year, a public meeting with market analysts;

(vii)	BOVESPA Arbitration Panel: CPFL Energia, the controlling shareholders, management, and members of the Audit Committee undertake to resolve any and all disputes and controversies by arbitration;

(viii)	Increased liquidity: after the Incorporation of Shares, non-controlling shareholders will become the owners of shares with greater market liquidity.

11.

CPFL Energia Capital Increase: The Incorporation of Shares will result in an increase in CPFL Energia’s capital stock, by the inclusion of all shares owned by non-controlling shareholders of CPFL Geração, in accordance with the value calculated in the Economic Value Reports. The increase in CPFL Energia’s capital stock will be R$ 85,577,382.85 (eighty-five million five hundred seventy-seven thousand three hundred eighty-two reais and eighty-five centavos), through the issuance of 3,665,488 (three million six hundred sixty-five thousand four hundred eighty-eight) common shares, all uncertificated, with no par value, which shall be subscribed to by the legal representatives of CPFL Geração on behalf its shareholders, in proportion to their respective interests on the date the Protocol and Justification for the Incorporation of Shares is executed. Inasmuch as it is an incorporation of shares, the shares issued by CPFL Geração, owned by CPFL Energia, will be kept as part of its equity.

12.

Treatment given to Fractional Shares: Pursuant to the provisions of item 8, above, the non-controlling shareholders of CPFL Geração may, within a 30 (thirty) day period calculated from the publication of the notification to shareholders and the minutes of the Special General Meetings which approve the Incorporation of Shares, convert their stockholdings into cash, in blocks which are multiples of 1,622 shares, by trading, through brokerage companies, freely selected by them, that are authorized to operate in connection with the BOVESPA.

Non-controlling shareholders who hold CPFL Geração bearer stock will likewise come to hold fractional shares issued by CPFL Energia, and therefore those shareholders must be guaranteed the right to remain shareholders of CPFL Energia. For this, a 30 (thirty) day period shall be set, measured from the publication of the notification to shareholders and the minutes of the Special General Meetings that approve the Incorporation of Shares, for these shareholders (a) to appear at branches of Banco Bradesco S.A., in person or through a duly established agent, bearing the respective bearer share certificates and identification documents (CPF, RG, and proof of residency) in order to proceed with conversion of their shares into uncertificated registered shares; and (b) once the conversion of their shares into uncertificated registered shares has been completed pursuant to the provisions of (a), above, convert their stockholdings, as cited in the preceding paragraph.

After the aforementioned 30 (thirty) day period has lapsed and the Incorporation of Shares has been performed, any remaining fractions belonging to non-controlling shareholders and non-controlling shareholders of bearer shares who do not appear at branches of Banco Bradesco S.A. to convert their shares into uncertificated registered shares and/or convert their stockholdings, shall be separated out and grouped in whole numbers and thereafter sold by CPFL Energia in an auction to be held at the BOVESPA. The net amounts derived from the sale of shares of CPFL Energia will be made available to our shareholders, beginning at the payment start date established pursuant to the notification to shareholders that will be published.

13.

Right to Withdraw: The Incorporation of Shares gives rise to the ability of shareholders of both CPFL Geração and CPFL Energia who dissent from the decision to withdraw from the applicable company, which right may be exercised by the respective shareholders within the 30 (thirty) days after the publication of the minutes of the special general meetings of CPFL Energia and CPFL Geração, although shareholders of the companies who acquire shares after May 20, 2005 may not exercise the right of withdrawal cited in this item. The reimbursement amount for cases of withdrawal is the net equity value of the shares which, as contained in the Base Balance Sheets prepared on December 31, 2004, is R$ 5.08254 per block of one thousand shares in the case of CPFL Geração, and R$ 9.06936 per share in the case of CPFL Energia. Notwithstanding, inasmuch as such balance sheets will be more than 60 (sixty) days old with respect to the date on which the Incorporation of Shares was decided on, special balance sheets shall be prepared, both with a base date of April 30, 2005, which takes that time frame into consideration, under the terms stipulated in Art. 45, §2nd, of the Joint-Stock Companies Act.

14.

Absence of Conflict of Interest: Banco Pactual represents that it does not have any interest, direct or indirect, in CPFL Energia or in CPFL Geração or in the Incorporation of Shares, and that no conflict of interest exists that diminishes Banco Pactual’s independence in the preparation of the Economic Value Reports and the Market Price Reports.

15.

Changes in CPFL Geração’s Equity: Changes in the equity of CPFL Geração shall be preserved in CPFL Geração; however, the effects on the book value of the shares incorporated into CPFL Energia will be reflected as a result of the equity method.

16.

Approval of the Proposal for Incorporation of Shares: the proposal for the Incorporation of Shares was approved by the Boards of Directors of CPFL Energia and CPFL Geração, pursuant to proposals from the respective Executive Committees, in meetings held on May 19, 2005. The proposal also received a favorable opinion by the Audit Committees of CPFL Energia and CPFL Geração, in meetings also held on May 19, 2005. The documents related to the Incorporation of Shares are available to shareholders of CPFL Geração and CPFL Energia, as of today, during business hours, at the following addresses, from Monday to Friday: shareholders of CPFL Geração, at Rodovia Campinas Mogi Mirim, km. 2.5 part, Campinas – SP; and shareholders of CPFL Energia at Rua Gomes de Carvalho 1510, 14th floor, suite 1402, Sao Paulo – SP. Information related to the Incorporation of Shares shall be available to shareholders of both companies on the websites of the Securities Commission (www.cvm.gov.br) and the São Paulo Stock Exchange – BOVESPA (www.bovespa.com.br).

São Paulo, May 19, 2005

CPFL ENERGIA S.A.

José Antonio de Almeida Filippo
Chief Financial Officer and Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.